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3/14/03

03002326

VF 3-3-03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41729

SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2003
WASH. D.C. SECTION
153

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Your Discount Broker, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

855 South Federal Highway, Suite 101
(No. and Street)

Boca Raton (City) FL (State) 33432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Micheal Silverstein (561) 367-0019
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Millward & Co.,CPAs
(Name — *if individual, state last, first, middle name*)

2745 W. Cypress Creek Road (Address) Fort Lauderdale (City) FL (State) 33309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 1 3 2003

OATH OR AFFIRMATION

I, Michael Silverstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Your Discount Broker, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Paula Bowmaster
Commission # CC 932499
Expires April 30, 2004
Bonded Thru
Atlantic Bonding Co., Inc.

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YOUR DISCOUNT BROKER, INC.

FINANCIAL STATEMENTS

For the Year Ended December 31, 2002

YOUR DISCOUNT BROKER, INC.

FINANCIAL STATEMENTS

For the Year Ended December 31, 2002

CONTENTS

MILLWARD & CO. CPAs

To the Board of Directors
Your Discount Broker, Inc.
Boca Raton, Florida

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

In planning and performing our audit of the financial statements and supplemental schedules of Your Discount Broker, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2745 W. Cypress Creek Road, Ft. Lauderdale, FL 33309-1757
(954) 974-0193 / WATS Line 1-800-685-2271 • FAX (954) 974-2534

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Millward & Co

Millward & Co. CPA's
Fort Lauderdale, Florida
February 5, 2003

MILLWARD & CO. CPAs

To the Board of Directors
Your Discount Broker, Inc.
Boca Raton, Florida

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Your Discount Broker, Inc., (the Company) as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Your Discount Broker, Inc. at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

See Note 7, "Sale of Business" relating to liquidation and dissolution of Your Discount Broker, Inc.

Millward & Co

Millward & Co. CPAs
Fort Lauderdale, Florida
February 5, 2003

2745 W. Cypress Creek Road, Ft. Lauderdale, FL 33309-1757
(954) 974-0193 / WATS Line 1-800-685-2271 • FAX (954) 974-2534

YOUR DISCOUNT BROKER, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS	
Cash and cash equivalents	$ 44,382
Receivable from clearing broker	197,875
Prepaid expenses	17,059
Furniture, equipment, and leasehold improvements, net of accumulated deprecation of $191,413	31,016
Deposits	8,640
Total Assets	$ 298,972
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued liabilities	$ 146,660
Total Liabilities	146,660
Stockholders' equity:	
Common Stock, par value $1.00 per share; 1,000,000 shares authorized; 120,000 shares issued and outstanding	120,000
Additional paid in capital	90,420
Deficit	(58,108)
Total Stockholders' Equity	152,312
Total Liabilities and Stockholders' Equity	$ 298,972

The accompanying notes are an integral part of these financial statements.

YOUR DISCOUNT BROKER, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2002

Revenues:	
Commissions	$ 1,327,801
Orderflow income	12,248
Interest and dividends	76,317
Other income	90,857
	1,507,223
Expenses:	
Clearing fees	506,667
Employee compensation and benefits	485,773
Other general and administrative expenses	505,192
Advertising and promotion	71,506
Commission expense	14,010
Occupancy	97,547
Depreciation	32,184
	1,712,879
Net Loss	$ (205,656)

The accompanying notes are an integral part of these financial statements.

YOUR DISCOUNT BROKER, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2002	120,000	$ 120,000	$ 40,420	$ 147,548	$ 307,968
Stockholders' contributions	-	-	50,000	-	50,000
Loss	-	-	-	(205,656)	(205,656)
Balance, December 31, 2002	120,000	$ 120,000	$ 90,420	$ (58,108)	$ 152,312

The accompanying notes are an integral part of these financial statements.

YOUR DISCOUNT BROKER, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

Cash flows from operating activities:	
Adjustments to reconcile net loss to net cash used by operating activities:	
Net loss	$ (205,656)
Depreciation	32,184
	(173,472)
Changes in operating assets and liabilities:	
Net change receivable from clearing broker	32,702
Decrease in prepaid expenses	3,927
(Increase) in deposits	(2,357)
Increase in accounts payable and accrued expenses	109,772
Total changes in operating assets and liabilities	144,044
Total cash used in operating activities	(29,428)
Cash flows (used in) investing activities:	
Purchase of furniture, equipment and leasehold improvements	(5,936)
Cash flows provided by financing activities:	
Contributions from stockholders	50,000
Net increase in cash and cash equivalents	14,636
Cash and cash equivalents - Beginning of Period	29,746
Cash and cash equivalents - End of Period	$ 44,382
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 35

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Your Discount Broker, Inc. (the "Company") was incorporated in Florida on September 18, 1989. The Company is a fully disclosed, introducing NASD broker-dealer transacting business in stock, mutual funds and direct participation programs for customers. Its facilities are located in Miami and Boca Raton, Florida.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less to be cash equivalents.

Furniture, equipment and leasehold improvements – Property and equipment is stated at cost. Depreciation is provided over the estimated useful lives of five to seven years of the respective assets using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Revenue recognition – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes – The Company and its shareholders have elected to be taxed as a "S" Corporation, and therefore, has no corporate income tax liabilities.

Use of estimates – The Management of the Company occasionally uses accounting estimates in determining certain revenues and expenses. Estimates are based on subjective as well as objective factors, and as a result, judgment is required to estimate certain amounts at the date of the financial statements.

NOTE 3 – RECEIVABLE FROM CLEARING BROKER

The clearing and depository operations for the Company's security transactions are provided by a clearing broker pursuant to a clearing agreement. At December 31, 2002 the receivable from the clearing broker represents cash maintained at the clearing broker and commissions earned as an introducing broker for the transactions of its customers. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer accounts produced by the Company. As of December 31, 2002 no amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

Receivable from Clearing Broker	$197,875

NOTE 4 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consists of the following:

		Estimated useful lives
Furniture and equipment	$ 66,174	5-7 years
Computers	139,759	5 years
Signs	14,961	5 years
Leasehold improvements	1,535	5 years
	222,429	
Less accumulated depreciation and amortization	(191,413)	
	$ 31,016	

Depreciation expense charged to income was $32,184 in 2002.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company has several noncancelable leases, for office facilities that expire in 2003. Future minimum lease payments for operating leases as of December 31, 2002 are $32,546.

Occupancy expense for the year ended December 31, 2002 was $97,547.

The Company contributes to a simplified employee pension plan (SEP) for its employees. The Company makes discretionary contributions in each calendar year of all eligible employees who worked for the company in at least 3 of the immediately preceding 5 years. No contributions were made to the plan for the year ending December 31, 2002.

The Company was a party in an arbitration brought by a former customer. The arbitration was concluded without any damages to the Company as the claimant's claims were denied in their entirety.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital $92,589 which was $42,589 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.58 to 1.

NOTE 7 – SALE OF BUSINESS

On December 6, 2002, the shareholders of the Company entered into an agreement to sell all the assets of the Company. On January 21, 2003 the sale was completed. Pursuant to the sale the Company ratified a Plan of Liquidation whereby the Company shall be dissolved and its corporate existence terminated as soon as practical after the sale.

YOUR DISCOUNT BROKER, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
Year Ended December 31, 2002

NET CAPITAL COMPUTATION:

Total stockholders equity qualified for net capital	$ 152,312
Deducts and or charges:	
Total nonallowable assets	(57,023)
Net capital before haircuts	95,289
Haircuts on securities	2,700
Net capital	92,589
Required minimum capital	50,000
Excess net capital	$ 42,589

AGGREGATE INDEBTEDNESS:

Aggregated indebtedness as included in Statement of Financial Condition	$ 146,661
Ratio of aggregate indebtedness to net capital	1.58 to 1

RECONCILIATION:

Net capital, per page 10 of the December 31, 2002 unaudited Focus Report, as filed	$ 84,695
Net audit adjustments	7,894
Net capital, per December 31, 2002 audited report, as filed	$ 92,589